Bonds.com 8-K for 7/23/10

Exhibit 17.1

From: John J Barry III
Sent: Friday, July 23, 2010 4:59 PM
To: Sanderson, Michael; Knetzger, Ted
Subject: Resignation

Gentlemen, in your roll as Co-Chairs I am sending this email to inform you that John and I are resigning from the Board effective immediately.  We are not comfortable that the current direction and apparent objectives of certain members of the Board appropriately serve the interest of the Company’s stockholders.

Regards

John
John J Barry III